Exhibit 99.1

Himax Achieves Major Milestone; Ships 100 Million Display Drivers in month of November

Tainan, Taiwan, December 5, 2007 - Himax Technologies, Inc. (“Himax” or “Company”) (NASDAQ: HIMX) today announced that shipments of its display drivers reached the 100 million unit milestone for the month of November.

Himax has quickly become one of the world’s top display driver vendors, reaching the 100 million unit milestone just six and a half years after the company’s inception in June 2001.  Himax is among the fastest in industry to achieve this impressive milestone.  According to iSuppli, Himax’s world-wide market share in large panel TFT-LCD display driver revenues was 20% in the first three quarters of 2007.

Achieving shipments of 100 million units per month is a critical milestone as the economy of scale has provided Himax with benefits. In the third quarter of 2007, Himax achieved revenues of $243.3 million, representing a 37.4% growth year-over-year; gross margin has increased for four consecutive quarters to 22.5%, from 17.4% in the same period last year. While revenues from large panel applications have grown steadily in the past few quarters, Himax’s third quarter revenues from small- and medium-sized applications have grown 118.5% year-over-year. Himax’s total revenues in the three quarters of 2007 were $651.1 million, representing a 24.3% growth year-over-year.

Himax has accumulated extensive experience and know-how in technology, operation, quality and service from growing its display driver business to such a scale. Looking forward, while Himax is expected to maintain its position in large panel applications, small-and medium-sized application will be the growth driver to bring Himax to next level.

With a favorable TFT-LCD market, Himax is targeting to achieve the US$1 billion total annual revenue milestone in 2008.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko / Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw jessie_wang@himax.com.tw	In the U.S. David Pasquale The Ruth Group +1-646-536-7006 dpasquale@theruthgroup.com